CERTIFICATE OF QUALIFIED PERSON

Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, April 30, 2012

I, Catherine L. Bull, of 10805 East Platte River Road, Evansville, Wyoming, USA, do hereby certify that:

•	I am a Project Engineer for Ur-Energy USA Inc. 5880 Enterprise Drive, Suite 200, Casper, Wyoming, USA. I have worked in this capacity for the company for three and one-half years.
•	I graduated with a Bachelor of Science degree in Mechanical Engineering in 2004 from the University of Wyoming in Laramie, Wyoming.
•	I graduated with a Master of Engineering degree in Mechanical Engineering in 2008 from the University of Idaho in Moscow, Idaho.
•	I graduated with a Master of Business Administration degree with a specialization in International Business in 2011 from the University of Nebraska in Lincoln, Nebraska.
•	I am a licensed Professional Engineer in Mechanical Engineering (PE 12081) by the state of Wyoming as defined by the Wyoming State Board of Registration for Professional Engineers and Professional Land Surveyors.
•	I have worked as an Engineer for more than seven years and as a Professional Engineer (PE) for three years. All of my experience has been working in ISR mining, and managing various projects and costs associated with them.
•	I am a member of the Society of Mining, Metallurgy, and Exploration (SME) and hold the position of Section Chair for the Wyoming Section.
•	I have read the definition of “qualified person’ set out in National Instrument (NI) 43-101 and certify by reason of my education, professional registration and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
•	My most recent visit to the Lost Creek Property was on August 24, 2011 for a duration of three hours; no additional engineering work has been completed on-site since that visit. Prior to that visit, I have been to the site numerous times and have supervised engineering work done for the site.
•	I am responsible for sections 1, 3, 16, 17, 18, 19, 20, 21, 22, 27 and 28 of this Lost Creek Preliminary Economic Assessment.
•	I am employed by Ur-Energy USA Inc. and therefore am not independent of the issuer.
•	For the last three and one-half years, I have been involved with the project engineering for the Lost Creek Property.
•	I have read and am responsible for the NI 43-101 and sections 1, 3, 16, 17, 18, 19, 20, 21, 22, 27 and 28 of this Lost Creek Preliminary Economic Assessment have been prepared in compliance with NI 43-101 and Form 43-101F.
•	As of the date of this Certificate, to the best of my knowledge, information and belief, the Preliminary Economic Assessment contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading..

Dated this 30th day of April, 2012

Signed and sealed

/s/ Catherine L. Bull, Professional Engineer Wyoming PE-12081

Catherine L. Bull, Professional Engineer Wyoming PE-12081